SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2000
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  888339 10 8

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    14,871,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     14,871,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      14,871,505

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      47.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    12,280,005
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     12,280,005

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      12,280,005

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO


CUSIP No.  888339 10 8

     1 NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not Applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    14,871,505
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                               14,871,505

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN



                                AMENDMENT NO. 3
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4 and 5 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

     (a) This Statement is filed by (i) Tremont Corporation ("Tremont") as the direct holder of Shares, (ii) The Combined Master Retirement Trust (the "CMRT") as the direct and indirect holder of Shares, (iii) by virtue of the direct and indirect ownership of securities of Tremont (as described below in this Statement), NL Industries, Inc. ("NL"), Valhi, Inc. ("Valhi"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iv) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Tremont and the CMRT are the direct holders of approximately 39.1% and 8.3%, respectively, of the 31,370,905 Shares outstanding as of October 31, 1999 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the "Outstanding Shares"). Tremont may be deemed to control the Company.

     Valhi, the Foundation, NL and the CMRT are the direct holders of approximately 50.2%, 3.9%, 0.6% and 0.1%, respectively, of the outstanding shares of common stock of Tremont. Valhi may be deemed to control Tremont. Valhi and Tremont are the direct holders of approximately 58.5% and 19.8% of the outstanding shares of common stock of NL. Together Valhi and Tremont may be deemed to control NL. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of approximately 81.8%, 9.5%, 1.0%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100.0% of the outstanding common stock Dixie Rice and may be deemed to control Dixie Rice. Contran is also the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held either by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or by Mr. Simmons directly. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 8.3% of the Outstanding Shares and 0.1% of each of the outstanding shares of Tremont and Valhi common stock. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 3.9% of the outstanding Tremont common stock and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of Valhi common stock. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Under the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont Insurance Company ("Valmont") and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and NL as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of NL and a director of Tremont.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by Tremont and the CMRT. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 3,747 shares of Tremont common stock, 69,475 shares of NL common stock, and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal office of Tremont is 1999 Broadway, Suite 4300, Denver, Colorado 80202. The principal office of NL is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060. The principal offices of Valhi, VGI, National, NOA, Dixie Holding, Contran, the CMRT and the Foundation are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal office of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal office of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Tremont is principally engaged through the Company in the production of titanium metal products, through NL in the production of titanium dioxide pigments and through other companies in real estate development.

     NL is principally engaged in the production of titanium dioxide pigments.

     In addition to activities engaged in through Tremont, the Company and NL, Valhi is engaged through other companies in the ergonomic computer support systems, precision ball bearing slides, locking systems and waste management industries.

     In addition to activities engaged in through Valhi and the other companies they may be deemed to control, as described above, and in addition to holding the securities described above, (i) VGI is engaged in holding notes receivable;
(ii) National is engaged in holding notes receivable and, directly or through other companies, in real estate, oil and gas activities and the rental and sales of compressors and related products; (iii) Dixie Holding is engaged in holding preferred stock of Contran; (iv) NOA is engaged in real estate and holding notes receivable; (v) Dixie Rice is engaged in land management, agriculture and oil and gas activities; (vi) Southwest is engaged in land management, agriculture and oil and gas activities; and (vii) Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

     The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The  Foundation  is  a  tax-exempt   foundation  organized  for  charitable
purposes.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National, Valhi and Tremont are Delaware corporations. NL is a New Jersey corporation. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         No change except for the addition of the following:

     The total amount of funds the CMRT used to acquire the Shares purchased by it as reported in Item 5(c) was $9,492,794.50 (including commissions). Such funds were provided by the CMRT's cash on hand.

Item 4.  Purpose of Transaction.

         No change except for the addition of the following:

         The CMRT purchased Shares for investment purposes.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

Item 5.  Interest in Securities of the Issuer.

         No change except for the addition of the following:

     (a) Tremont and the CMRT are the direct beneficial owners of 12,280,005 and 2,591,500 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

     (1) Tremont, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 12,280,005 Shares (approximately 39.1% of the Outstanding Shares) that Tremont holds directly; and

     (2) The CMRT and Harold C. Simmons may each be deemed to be the beneficial owner of the 14,871,505 Shares (approximately 47.4% of the Outstanding Shares) that Tremont and the CMRT hold directly.

         Mr. Simmons disclaims beneficial ownership of all Shares.

         (b)      By virtue of the relationships described in Item 2:

     (1) Tremont, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 12,280,005 Shares (approximately 39.1% of the Outstanding Shares) that Tremont holds directly; and

     (2) The CMRT and Harold C. Simmons may each be deemed to share the power to vote and direct the disposition of the 14,871,505 Shares (approximately 47.4% of the Outstanding Shares) that Tremont and the CMRT hold directly.

     (c) The table below sets forth purchases of the Shares by the Reporting Persons since December 20, 1999, the filing date of Amendment No. 2 to this Schedule. All of such purchases were effected by the CMRT on the New York Stock Exchange.


                                                          Approximate Price
                                                              Per Share
       Date               Amount of Shares            (exclusive of commissions)
     ---------           -----------------               ------------------
     12/20/99                      1,800                      $4.8750
     12/20/99                     40,000                      $5.0000
     12/21/99                     27,100                      $4.7500
     12/21/99                     20,000                      $4.8750
     12/22/99                      9,700                      $4.7500
     12/22/99                     40,000                      $4.8125
     12/23/99                     20,000                      $4.5000
     12/27/99                     13,000                      $4.3750
     12/27/99                     10,000                      $4.4375
     12/28/99                     22,600                      $4.1250
     12/28/99                     55,000                      $4.2500
     12/29/99                     10,000                      $4.2500
     12/30/99                     10,000                      $4.2500
     12/30/99                      5,000                      $4.3750
     12/30/99                      5,000                      $4.4375
     01/03/00                  1,796,800                      $4.5000


                               Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 11, 2000




                                        /s/ Harold C. Simmons
                                        --------------------------------
                                        Harold C. Simmons
                                        Signing  in the  capacities  listed
                                        on  Schedule  "A"  attached  hereto  and
                                        incorporated herein by reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 11, 2000




                                        /s/ J. Landis Martin
                                        --------------------------------
                                        J. Landis Martin
                                        Signing  in  the  capacity   listed
                                        on  Schedule  "A"  attached  hereto  and
                                        incorporated herein by reference.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 11, 2000





                                        /s/ Steven L. Watson
                                        --------------------------------
                                        Steven L. Watson
                                        Signing  in the  capacities  listed
                                        on  Schedule  "A"  attached  hereto  and
                                        incorporated herein by reference.

                                   SCHEDULE A


     HAROLD C. SIMMONS, in his individual capacity and as trustee for THE COMBINED MASTER RETIREMENT TRUST.


     J. LANDIS MARTIN, as president and chief executive officer of TREMONT CORPORATION and NL INDUSTRIES, INC.


     STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.


                                  Schedule B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Corporation ("Tremont"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi"), and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

     Name                                                 Present Principal Occupation
-----------------------------                             ---------------------------------
Susan E. Alderton (1)                                     Vice president,  treasurer and chief  financial  officer of
                                                          NL; and director of Tremont.

Eugene K. Anderson                                        Vice president of Contran,  Dixie Holding, Dixie Rice, NOA,
                                                          National,  Southwest,  VGI and Valhi;  and treasurer of the
                                                          Foundation.

Richard J. Boushka (2)                                    Director  of  Tremont;   principal  of  Boushka  Properties
                                                          (private investment firm).

F. Murlyn Broussard (3)                                   Treasurer of Southwest.

Joseph S. Compofelice (4)                                 Chairman  of  the  board,  president  and  chief  executive officer of CompX  International  Inc.,  a  manufacturer  of
                                                          computer  support   systems,   drawer  slides  and  locking
                                                          systems  that is  affiliated  with Valhi  ("CompX");  and a
                                                          director  of  NL  and  Titanium  Metals   Corporation  (the
                                                          "Company").

Norman S. Edelcup (5)                                     Director   of  Valhi;   senior  vice   president   of  Item
                                                          Processing of America Inc., a processing service bureau.

Lisa Simmons Epstein                                      Director and president of the Foundation.

Kenneth R. Ferris (6)                                     Director of Valhi;  Distinguished Professor at the American
                                                          Graduate School of International Management.

David B. Garten (4)                                       Vice president, general counsel and secretary of NL.

Robert D. Hardy (4)                                       Vice president and controller of NL.

J. Mark Hollingsworth                                     Vice  president  and  general  counsel  of  Contran,  Dixie
                                                          Holding,  Dixie Rice,  NOA,  National,  Southwest,  VGI and
                                                          Valhi; general counsel of the Foundation and CompX.

Keith A. Johnson                                          Controller of the Foundation.

William J. Lindquist                                      Director  and  senior  vice  president  of  Contran,  Dixie
                                                          Holding,  NOA,  National and VGI;  senior vice president of
                                                          Dixie Rice, Southwest and Valhi.

A. Andrew R. Louis                                        Secretary  of Contran,  Dixie  Holding,  Dixie  Rice,  NOA,
                                                          National, Southwest, VGI, Valhi and CompX.

Kelly D. Luttmer                                          Tax director of Contran,  Dixie Holding,  Dixie Rice,  NOA,
                                                          National, Southwest, VGI, Valhi and CompX.

J. Landis Martin (7)                                      Chairman  of the board and chief  executive  officer of the
                                                          Company;   chairman  of  the  board,  president  and  chief
                                                          executive   officer  of  Tremont;   and  president,   chief
                                                          executive officer and a director of NL.

Andrew McCollam, Jr. (3)                                  Director  of  Dixie  Rice;   president   and   director  of
                                                          Southwest; and a private investor.

Harold M. Mire (8)                                        Vice president of Dixie Rice and Southwest.

J. Thomas Montgomery, Jr. (7)                             Vice  president-finance  and treasurer of the Company;  and vice president-controller and treasurer of Tremont

Robert E. Musgraves (7)                                   Vice  president,  general  counsel  and  secretary  of  the
                                                          Company and Tremont.

Bobby D. O'Brien                                          Vice  president  and treasurer of Contran,  Dixie  Holding,
                                                          Dixie  Rice,  NOA,  National,   VGI  and  Valhi;  and  vice
                                                          president of Southwest.

Kenneth R. Peak (9)                                       Director of NL; and president of Peak Enernomics,  Inc., an energy industry consulting firm.

Glenn R. Simmons                                          Vice chairman of the board of Contran,  Dixie Holding, NOA,
                                                          National,  VGI and Valhi;  director of NL,  Tremont,  CompX and the Company;  director and executive  vice president of
                                                          Southwest  and  Dixie  Rice;   chairman  of  the  board  of
                                                          Keystone  Consolidated  Industries,  Inc.  ("Keystone"),  a
                                                          manufacturer  of steel rod,  wire and wire products that is affiliated with Contran.

Harold C. Simmons                                         Chairman  of the  board  and  chief  executive  officer  of
                                                          Contran,  Dixie Holding,  Dixie Rice, the Foundation,  NOA,
                                                          National,  Southwest,  VGI and Valhi; chairman of the board of NL;  director of Tremont;  and trustee and member of the
                                                          trust   investment   committee  of  The   Combined   Master
                                                          Retirement Trust.

Richard A. Smith (8)                                      Director and president of Dixie Rice.

Thomas P. Stafford (10)                                   Director  of  Tremont  and  the  Company;   co-founder   of
                                                          Stafford,  Burke and Hecker,  Inc., a  consulting  company;
                                                          director  of  Allied-Signal,   Inc.,  CMI  Corporation  and
                                                          Seagate Technologies, Inc.

Avy H. Stein (11)                                         Director of Tremont;  managing  partner of Willis,  Stein &
                                                          Partners, a private equity investment firm.

Gregory M. Swalwell                                       Vice  president and  controller of Contran,  Dixie Holding,
                                                          NOA, National,  VGI and Valhi; vice president of Dixie Rice and Southwest.

J. Walter Tucker, Jr. (12)                                President,  treasurer  and a director  of Tucker & Branham,
                                                          Inc.,  a  mortgage  banking,   insurance  and  real  estate
                                                          company;  vice  chairman  of the board of  Keystone;  and a director of Valhi.

Steven L. Watson                                          Director and  president  of Contran,  Dixie  Holding,  NOA,
                                                          National,  VGI  and  Valhi;  director  and  executive  vice president  of Dixie  Rice  and  Southwest;  director,  vice president and secretary of the Foundation.

Lawrence A. Wigdor (4)                                    Director and executive vice president of NL.

----------

(1) The principal business address for Ms. Alderton is 70 East 55th Street, 8th Floor, New York, New York 10022. Ms. Alderton is a citizen of the United Kingdom.

(2) The principal business address for Mr. Boushka is 7701 East Kellogg, Suite 650, Wichita, Kansas 67207.

(3) The principal business address for Messrs. Broussard and McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Messrs. Compofelice Garten, Hardy and Wigdor is Two Greenspoint Plaza, 16825 Northchase Drive, Suite 1200, Houston, Texas 77060.

(5) The principal business address for Mr. Edelcup is 5190 N.W. 167th Street, Suite 300, Miami, Florida 33014.

(6) The principal business address for Dr. Ferris is 15249 North 59th Avenue, Glendale, Arizona 85306-6000.

(7) The principal business address for Messrs. Martin, Montgomery and Musgraves is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(8) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(9) The principal business address for Mr. Peak is 2702 Albans, Houston, Texas 77005.

(10) The principal business address for Mr. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(11) The principal business address for Mr. Stein is 227 West Monroe St., Suite 4300, Chicago, Illinois 60606.

(12) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.


                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

                           Name                                      Shares Held                  Options Held (1)
             -------------------------------                      ----------------                ----------------
Susan E. Alderton                                                            (2)                            (2)

Eugene K. Anderson                                                           -0-                            -0-

Richard J. Boushka                                                           (2)                            (2)

F. Murlyn Broussard                                                          -0-                            -0-

Joseph S. Compofelice (3)                                                23,353                         29,700

Norman S. Edelcup                                                         3,000                             -0-

Lisa Simmons Epstein                                                         -0-                            -0-

Kenneth R. Ferris                                                        10,000                             -0-

David B. Garten                                                              -0-                            -0-

Robert D. Hardy                                                              -0-                            -0-

J. Mark Hollingsworth                                                        -0-                            -0-

Keith A. Johnson                                                             -0-                            -0-

William J. Lindquist                                                         -0-                            -0-

A. Andrew R. Louis                                                           -0-                            -0-

Kelly D. Luttmer                                                            100                             -0-

J. Landis Martin (4)                                                     58,267                         98,400

Andrew McCollam, Jr.                                                         -0-                            -0-

Harold M. Mire                                                               -0-                            -0-

J. Thomas Montgomery, Jr.                                                26,400                         19,800

Robert E. Musgraves(5)                                                   14,100                         25,800

Bobby D. O'Brien                                                             -0-                            -0-

Kenneth R. Peak                                                              -0-                            -0-

Glenn R. Simmons                                                          2,500                             -0-

Harold C. Simmons (6)                                                        -0-                            -0-

Richard A. Smith                                                             -0-                            -0-

Thomas P. Stafford                                                        2,100                          2,750

Avy H. Stein                                                                 (2)                            (2)

Gregory M. Swalwell                                                          -0-                            -0-

J. Walter Tucker, Jr.                                                        -0-                            -0-

Steven L. Watson                                                          2,000                             -0-

Lawrence A. Wigdor                                                           -0-                            -0-

----------

(1) Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)  Unknown at the time of filing.

(3) Includes 2,678 Shares issuable to Mr. Compofelice upon conversion of 2,000 of the 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of TIMET Capital Trust 1 (the "TIMET Trust Securities") that he holds.

(4) Includes (i) 400 Shares Mr. Martin's daughters hold, beneficial ownership of which Mr. Martin disclaims, and (ii) 4,017 Shares issuable to Mr. Martin upon conversion of 3,000 TIMET Trust Securities that he holds.

(5) Includes 1,000 Shares Mr. Musgraves and his wife hold as joint tenants and 200 Shares held by other members of Mr. Musgraves' household, beneficial ownership of which Mr. Musgraves disclaims.

(6) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.